

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 22, 2010

Via U.S. Mail and Facsimile

Curtis E. Hall, Esq.
Vice President and General Counsel
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI 49002

> **Re:**   **Stryker Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-09165**

Dear Mr. Hall:

We have reviewed your letter dated May 26, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You state on page 10 and elsewhere that you sell your products in, among other geographical areas of the world, Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. Also, on your website, where you provide contact information on Stryker Export – Dubai, you include Iran, Syria, and Sudan among countries that are covered by that entity. Cuba, Iran, Syria, and Sudan are countries that are identified by the State

Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, branches, distributors, dealers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Cuba, Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney